Raymond James Financial Electronic EDGAR Proof

Job Number:	**-NOT DEFINED-**
Filer:	**-NOT DEFINED-**
Form Type:	**8-K**
Reporting Period / Event Date:	**04/28/11**
Customer Service Representative:	**-NOT DEFINED-**
Revision Number:	**-NOT DEFINED-**

This proof may not fit on letter-sized (8.5 x 11 inch) paper. If copy is cut off, please print to a larger format, e.g., legal-sized (8.5 x 14 inch) paper or oversized (11 x 17 inch) paper.

Accuracy of proof is guaranteed ONLY if printed to a PostScript printer using the correct PostScript driver for that printer make and model.

(this header is not part of the document)

EDGAR Submission Header Summary

Submission Type	**8-K**
Live File	**on**
Return Copy	**on**
Submission Contact	**Jennifer Ackart**
Submission Contact Phone Number	**727-567-4303**
Exchange	**NONE**
Confirming Copy	**off**
Filer CIK	**0000720005**
Filer CCC	**xxxxxxxx**
Period of Report	**04/28/11**
Item IDs	**5.02**
	7.01
	9.01
Notify via Filing website Only	**off**
Emails	**doug.krueger@raymondjames.com**
	michael.castellani@raymondjames.com
	jennifer.ackart@raymondjames.com
	jonathan.oorlog@raymondjames.com
	mike.badal@raymondjames.com
	megan.nelson@raymondjames.com
	rjbank-finance@rjlan.rjf.com
	nancy.coan@raymondjames.com
	jesus.jimenez@raymondjames.com

Documents

8-K	**k8headerrjf042911.htm**
	8-K
EX-99.1	**ex99_1.htm**
	Press Release
GRAPHIC	**rjflogo.jpg**
	logo
8-K	**submissionpdf.pdf**
	submissionpdf

Module and Segment References

SEC EDGAR XFDL Submission Header


```
<?xml version="1.0"?>
<XFDL version="5.0.0">
        <page sid="PAGE1">
                <combobox sid="SubTable_submissionType_"><value>8-K</value></combobox>
                <radio sid="SubTable_live_"><value>on</value></radio>
                <check sid="SubFlag_returnCopyFlag_"><value>on</value></check>
                <field sid="SubContact_contactName_"><value>Jennifer Ackart</value></field>
                <field sid="SubContact_contactPhoneNumber_"><value>727-567-4303</value></field>
                <popup sid="SubSro_sroId_"><value>NONE</value></popup>
                <check sid="SubFlag_confirmingCopyFlag_"><value>off</value></check>
                <field sid="SubFiler_filerId_"><value>0000720005</value></field>
                <field sid="SubFiler_filerCcc_"><value>aw6c#pmc</value></field>

                <field sid="SubTable_periodOfReport_"><value>04/28/11</value></field>
                <combobox sid="SubItem_itemId_"><value>5.02</value></combobox>
                <combobox sid="SubItem_itemId_1"><value>7.01</value></combobox>
                <combobox sid="SubItem_itemId_2"><value>9.01</value></combobox>
        </page>
        <page sid="PAGE2">
                <field sid="SubDocument_conformedName_"><value>k8headerrjf042911.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_"><value>8-K</value></combobox>
                <field sid="SubDocument_description_"><value>8-K</value></field>
                <data sid="data1"><filename>k8headerrjf042911.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_1"><value>ex99_1.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_1"><value>EX-99.1</value></combobox>
                <field sid="SubDocument_description_1"><value>Press Release</value></field>
                <data sid="data2"><filename>ex99_1.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_2"><value>rjflogo.jpg</value></field>
                <combobox sid="SubDocument_conformedDocumentType_2"><value>GRAPHIC</value></combobox>
                <field sid="SubDocument_description_2"><value>logo</value></field>
                <data sid="data3"><filename>rjflogo.jpg</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_3"><value>submissionpdf.pdf</value></field>
                <combobox sid="SubDocument_conformedDocumentType_3"><value>8-K</value></combobox>
                <field sid="SubDocument_description_3"><value>submissionpdf</value></field>
                <data sid="data4"><filename>submissionpdf.pdf</filename><mimedata /></data>
        </page>
        <page sid="PAGE3">
                <check sid="SubFlag_overrideInternetFlag_"><value>off</value></check>
                <field sid="SubInternet_internetAddress_"><value>doug.krueger@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_1"><value>michael.castellani@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_2"><value>jennifer.ackart@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_3"><value>jonathan.oorlog@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_4"><value>mike.badal@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_5"><value>megan.nelson@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_6"><value>rjbank-finance@rjlan.rjf.com</value></field>
                <field sid="SubInternet_internetAddress_7"><value>nancy.coan@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_8"><value>jesus.jimenez@raymondjames.com</value></field>
        </page>
</XFDL>
```

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

April 28, 2011
Date of report (date of earliest event reported)

Raymond James Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33716
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

(b)　　　　On April 28, 2011, Raymond James Financial, Inc. ("RJF") issued a press release to announce that Jamie Augustine will succeed Van Sayler as the head of Raymond James & Associates, Inc.'s Fixed Income department effective October 1, 2011. Mr. Sayler was a named executive officer in RJF's 2011 proxy statement. Mr. Sayler will continue to run the Fixed Income department through the balance of the firm's current fiscal year. Mr. Sayler will remain with the firm in a senior advisory capacity.

A copy of the press release issued by RJF announcing Mr. Augustine's appointment is attached hereto as Exhibit 99.1 and incorporated herein by this reference.

Item 7.01 Regulation FD Disclosure

The press release referred to under Item 5.02(b) included details of the appointment and the transition plan for Mr. Sayler and Mr. Augustine's employment history.

The information furnished in this item, including Exhibit 99.1, is not deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. This information will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

Item 9.01 Financial Statements and Exhibits

　　　　(d) The following are filed as exhibits to this report:

Exhibit No.

　　　　99.1 Press release dated April 28, 2011 issued by Raymond James Financial, Inc.


SIGNATURES


　　　　Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: April 29, 2011　　　　　　　　　　　　　　　　　　　　　　　　　　By:　　　　/s/ Jeffrey P. Julien
　　　Jeffrey P. Julien
　　　Executive Vice President - Finance
　　　and Chief Financial Officer



April 28, 2011
FOR IMMEDIATE RELEASE

JAMIE AUGUSTINE NAMED RAYMOND JAMES
FIXED INCOME DEPARTMENT HEAD

ST. PETERSBURG, Fla. – Raymond James Financial (NYSE-RJF) CEO Paul Reilly announced that Jamie Augustine will succeed Van Sayler as the head of Raymond James' Fixed Income department.

"Since joining our firm, Jamie has led the growth of our depository institutions and middle market practices to rival those of our competitors who have been in that business for many years," said Reilly. "Jamie is well-qualified to take on this important responsibility … his contributions and success reflect our focus on investing in and growing our capital markets businesses."

Augustine joined Raymond James in 2008 from Bear Stearns and has been serving as the director of Middle Markets Institutional Fixed Income. His responsibilities include Institutional Sales, the Taxable Fixed Income Strategies Group, SBA Trading and Whole Loan Trading. Prior to joining Raymond James, Augustine served as the director of Bear Stearns' Middle Markets Fixed Income Group, headquartered in Memphis, Tenn. Previous to Bear Stearns, he worked for Morgan Keegan and Co. in Memphis, serving as the director of Fixed Income Research and then as the director of Institutional Fixed Income Sales.

Sayler will continue to run the department through the balance of the firm's fiscal year, working with Augustine to transition responsibilities until October 1, when the transition plan will be complete. Sayler will remain with the firm in a senior advisory capacity.

"Van has nurtured and grown the Fixed Income department while developing a very strong management team to lead its practices in the coming years," Reilly continued. "I speak for our chairman, Tom James, our shareholders, and our associates when I express our deepest appreciation for the contributions and leadership that Van has provided during his 25 years with the firm."

About Raymond James Financial, Inc.

Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its three principal wholly owned broker/dealers, Raymond James & Associates, Raymond James Financial Services and Raymond James Ltd. have more than 5,300 financial advisors serving 1.9 million accounts in 2,300 locations throughout the United States, Canada and overseas. In addition, total client assets are approximately $275 billion, of which approximately $36 billion are managed by the firm's asset management subsidiaries.

For more information, please contact Steve Hollister at 727-567-2824.
Please visit the Raymond James Press Center at raymondjames.com/media.